Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the nine-month periods ended September 30, 2024, and September 30, 2023. Unless otherwise specified herein or the context otherwise requires, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors” in our Annual Report for the year ended December 31, 2023 (the “2023 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 29, 2024. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2023 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein have the same meanings ascribed to them in the 2023 Annual Report.

Business Overview and Fleet Information

We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk and container cargoes.

We currently operate a fleet consisting of ten dry bulk carriers that engage in the worldwide transportation of commodities such as iron ore, coal, soybeans etc., with an aggregate cargo carrying capacity of 0.8 million dwt and an average age of 11.6 years and three containership vessels with an aggregate cargo carrying capacity of 0.1 million dwt and an average age of 18.2 years (together, our “Fleet”). The average age of our entire Fleet is 13.1 years as of November 7, 2024. Our management reviews and analyzes operating results for our business over two reportable segments, (i) the Dry Bulk Segment, and (ii) the Containership Segment.

Our dry bulk and containership fleets currently operate in the time charter market. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters and trip time charters according to our assessment of market conditions. Our aim is to periodically adjust the mix of these chartering arrangements to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive spot charter rates in the trip charter market.

With effect from July 1, 2022, our vessels are technically and commercially managed by Castor Ships S.A. (“Castor Ships”). Castor Ships has opted, with effect from the same date, to technically co-manage our dry bulk fleet with Pavimar S.A. (“Pavimar”), except the M/V Magic Celeste, for which Castor Ships has provided the technical management since August 16, 2024 (the date of its delivery to us), a related party controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder, Mr. Petros Panagiotidis, whereas the technical management of our containerships is currently subcontracted to one third-party ship management company.

The following table summarizes key information about our Fleet as of the date of this report:

Fleet vessels:

Dry Bulk Carriers
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
Magic P	Panamax	76,453	2004	Japan	$7.35	02/21/2017
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	06/07/2021
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Mars	Panamax	76,822	2014	Korea	$20.40	09/20/2021
Magic Callisto	Panamax	74,930	2012	Japan	$23.55	01/04/2022
Magic Celeste (1)	Ultramax	63,310	2015	China	$25.50	08/16/2024
Magic Ariel (2)	Kamsarmax	81,845	2020	China	$29.95	10/09/2024
Containerships
Ariana A	2,700 TEU capacity Containership	38,117	2005	Germany	$25.00	11/23/2022
Gabriela A	2,700 TEU capacity Containership	38,121	2005	Germany	$25.75	11/30/2022
Raphaela (3)	1,850 TEU capacity Containership	26,811	2008	Turkey	$16.49	10/03/2024

(1)
On July 16, 2024, we entered into an agreement with an unaffiliated third party to acquire a secondhand 2015-built Ultramax dry bulk carrier, the M/V Magic Celeste, for a purchase price of $25.5 million. The M/V Magic Celeste was delivered to us on August 16, 2024. The acquisition was financed in its entirety with cash on hand.

(2)
On September 19, 2024, we entered into an agreement with an unaffiliated third party to acquire a secondhand 2020-built Kamsarmax dry bulk carrier, the M/V Magic Ariel, for a purchase price of $29.95 million. The vessel was delivered to us on October 9, 2024. The acquisition was financed in its entirety with cash on hand.

(3)
On September 6, 2024, we entered into an agreement with an unaffiliated third party to acquire a secondhand 2008-built 1,850 TEU containership, the M/V Raphaela, for a purchase price of $16.49 million. The vessel was delivered to us on October 3, 2024. The acquisition was financed in its entirety with cash on hand.

We intend to continuously explore the market in order to identify further potential acquisition targets which will help us modernize our Fleet and develop our business. Our acquisition strategy has so far focused on secondhand dry bulk vessels and, recently, containerships, though we may acquire vessels in other sizes, age and/or sectors which we believe offer attractive investment opportunities, subject to the parameters set out in certain resolutions passed by our board of directors in connection with the spin-off of our former tanker vessel business completed on March 7, 2023 (the “Spin-Off”). We may also opportunistically dispose of vessels and may engage in such acquisitions and disposals at any time and from time to time.

Recent Developments

Please refer to Note 19 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after September 30, 2024.

Operating results

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are currently generated solely from time charters, though vessels have and may be employed under voyage charters in the future. Vessels operating on fixed time charters for a certain period provide more predictable cash flows over that period. Total vessel revenues are affected by the number of vessels in our fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market.

For further discussion of vessel revenues, please refer to Note 14 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Voyage expenses. Our voyage expenses primarily consist of brokerage commissions paid in connection with the chartering of our vessels. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses from time to time, such as for bunkers, when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our fleet pursuant to the ship management agreements.

Off-hire. The period a vessel in our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire days and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels.

Daily Time Charter Equivalent Rate (“Daily TCE Rate”). See Appendix A for a description of the Daily TCE Rate.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping segments in which we operate;

-	The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

-
The successful implementation of the Company’s business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-	The global economic growth outlook and trends, such as price inflation and/or volatility;

-
Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and container segments, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, and acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea;

-	The employment and operation of our fleet including the utilization rates of our vessels;

-
Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our fleet as our charters expire or are otherwise terminated;

-
Management of the financial, operating, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient technical management of our fleet by our head and sub-managers, and their suppliers;

-	The number of customers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

-	Our ability to maintain solid working relationships with our existing customers and our ability to increase the number of our charterers through the development of new working relationships;

-	The reputation and safety record of our manager and/or sub-managers for the management of our vessels;

-	Dry-docking and special survey costs and duration, both expected and unexpected;

-	The level of any distribution on all classes of our shares;

-	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

-	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-	Major outbreaks of diseases and governmental responses thereto; and

-
The performance of the listed equity securities in which the Company currently has investments, which is subject to market risk and price volatility, and may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period.

Employment and operation of our Fleet

Another factor that impacts our profitability is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our Fleet, as well as our managers’ ability to leverage our relationships with existing or potential customers. The effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on-shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

See also “Item 3. Key Information—D. Risk Factors” in our 2023 Annual Report. Because many of the foregoing factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Results of Operations

Following the completion of the Spin-Off, the historical results of operations and the financial position of Toro Corp. (“Toro”) and the Aframax/LR2 and Handysize segments for periods prior to the Spin-Off are presented as discontinued operations. For information on our discontinued operations, see Note 3 to the unaudited interim condensed consolidated financial statements.

Consolidated Results of Operations

Nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023

(In U.S. Dollars, except for number of share data)	Nine months ended September 30, 2023	Nine months ended September 30, 2024	Change - amount	Change %
Total vessel revenues	$71,151,984	$50,079,813	$21,072,171	29.6%
Expenses:
Voyage expenses (including commissions to related party)	(3,970,433)	(3,004,491)	965,942	24.3%
Vessel operating expenses	(31,818,005)	(19,864,136)	11,953,869	37.6%
Management fees to related parties	(5,448,799)	(3,538,270)	1,910,529	35.1%
Depreciation and amortization	(17,225,392)	(11,048,829)	6,176,563	35.9%
General and administrative expenses (including costs from related party)	(4,402,153)	(4,889,990)	487,837	11.1%
Gain on sale of vessels	6,278,454	19,292,613	13,014,159	207.3%
Gain from a claim	—	1,411,356	1,411,356	100%
Operating income	$14,565,656	$28,438,066	$13,872,410	95.2%
Interest and finance costs, net	(6,618,695)	822,812	7,441,507	112.4%
Other (expenses) / income (1)	(11,558,623)	18,860,621	30,419,244	263.2%
Income taxes	(98,906)	(99,687)	781	0.8%
Net (loss) / income and comprehensive (loss) / income from continuing operations, net of taxes	$(3,710,568)	$48,021,812	$51,732,380	1394.2%
Net income and comprehensive income from discontinued operations, net of taxes	$17,339,332	$—	$17,339,332	100%
Net income and comprehensive income	$13,628,764	$48,021,812	$34,393,048	252.4%

(1)	Includes aggregated amounts for foreign exchange losses, unrealized gains / (losses) from equity securities and other income, as applicable in each period.

Total vessel revenues – Total vessel revenues decreased to $50.1 million in the nine months ended September 30, 2024 from $71.2 million in the same period of 2023. The decrease was driven by the decrease in our Available Days from 5,743 days in the nine months ended September 30, 2023, to 3,446 days in the nine months ended September 30, 2024, following the sale of the (i) M/V Magic Rainbow on April 18, 2023, (ii) M/V Magic Twilight on July 20, 2023, (iii) M/V Magic Sun on November 14, 2023, (iv) M/V Magic Phoenix on November 27, 2023, (v) M/V Magic Argo on December 14, 2023, (vi) M/V Magic Moon on January 16, 2024, (vii) M/V Magic Orion on March 22, 2024, (viii) M/V Magic Nova on March 11, 2024, (ix) M/V Magic Nebula on April 18, 2024, (x) M/V Magic Venus on May 10, 2024, (xi) M/V Magic Vela on May 23, 2024, and (xii) M/V Magic Horizon on May 28, 2024, as partially offset by the acquisition of M/V Magic Celeste on August 16, 2024. This decrease was partially offset by the increase in the prevailing charter rates of our dry bulk vessels. During the nine months ended September 30, 2024, our Fleet earned on average a Daily TCE Rate of $13,661, compared to an average Daily TCE Rate of $11,698 earned during the same period in 2023.  Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses – Voyage expenses decreased by $1.0 million, to $3.0 million in the nine months ended September 30, 2024, from $4.0 million in the corresponding period of 2023. This decrease in voyage expenses is mainly associated with the decrease in the overall bunkers consumption of our Fleet, offset by increased port and other expenses.

Vessel operating expenses – The decrease in operating expenses by $11.9 million to $19.9 million in the nine months ended September 30, 2024, from $31.8 million in the same period of 2023 mainly reflects the decrease in the Ownership Days of our Fleet to 3,483 days in the nine months ended September 30, 2024, from 5,767 days in the same period in 2023.

Management fees – Management fees in the nine months ended September 30, 2024, amounted to $3.5 million, whereas, in the same period of 2023, management fees totaled $5.5 million. This decrease in management fees is due to the decrease in the total number of Ownership Days following the sale of the dry bulk vessels mentioned above. This decrease was partially offset by the adjustments of management fees under the terms of the Amended and Restated Master Management Agreement (i) effected on July 1, 2023, from $925 per vessel per day to $986 per vessel per day and (ii) effected on July 1, 2024, from $986 per vessel per day to $1,017 per vessel per day. On July 28, 2022, we entered into an amended and restated master management agreement with Castor Ships, with effect from July 1, 2022 (the “Amended and Restated Master Management Agreement”). Our vessel-owning subsidiaries each also entered into new ship management agreements with Castor Ships. For further details on our management arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Management, Commercial and Administrative Services” in our 2023 Annual Report.

Depreciation and amortization – Depreciation and amortization expenses comprise vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation expenses decreased to $9.9 million in the nine months ended September 30, 2024, from $15.5 million in the same period of 2023. The decrease by $5.6 million reflects the decrease in the Ownership Days of our Fleet following the sale of dry bulk vessels discussed above. Dry-dock and special survey amortization charges amounted to $1.1 million for the nine months ended September 30, 2024, compared to a charge of $1.7 million in the respective period of 2023. This variation in dry-dock amortization charges primarily resulted from the decrease in aggregate amortization days to 964 days in the nine months ended September 30, 2024, from 1,855 days in the nine months ended September 30, 2023, mainly as a result of the sale of vessels mentioned above.

General and administrative expenses – The increase in General and administrative expenses by $0.5 million, to $4.9 million in the nine months ended September 30, 2024, from $4.4 million in the same period of 2023 mainly reflects the increase in professional fees by $0.4 million and the increase in our administrative fees under the Amended and Restated Master Management Agreement by $0.1 million.

Gain on sale of vessels – On January 16, 2024, we concluded the sale of the M/V Magic Moon, sold pursuant to an agreement dated November 10, 2023, for cash consideration of $11.8 million. The sale resulted in net proceeds to the Company of $11.2 million and the Company recorded a net gain on the sale of $2.4 million. On March 11, 2024, we concluded the sale of the M/V Magic Nova, sold pursuant to an agreement dated January 19, 2024 for cash consideration of $16.1 million. The sale resulted in net proceeds to the Company of $15.9 million and the Company recorded a net gain on the sale of $4.1 million. On March 22, 2024, we concluded the sale of the M/V Magic Orion, sold pursuant to an agreement dated December 7, 2023 for cash consideration of $17.4 million. The sale resulted in net proceeds to the Company of $16.8 million and the Company recorded a net gain on the sale of $1.4 million. On April 18, 2024, we concluded the sale of the M/V Magic Nebula, sold pursuant to an agreement dated February 15, 2024 for cash consideration of $16.2 million. The sale resulted in net proceeds to the Company of $15.6 million and the Company recorded a net gain on the sale of $1.9 million. On May 10, 2024, we concluded the sale of the M/V Magic Venus, sold pursuant to an agreement dated December 21, 2023 for cash consideration of $17.5 million. The sale resulted in net proceeds to the Company of $17.2 million and the Company recorded a net gain on the sale of $3.2 million. On May 23, 2024, we concluded the sale of the M/V Magic Vela, sold pursuant to an agreement dated May 1, 2024 for cash consideration of $16.4 million. The sale resulted in net proceeds to the Company of $15.7 million and the Company recorded a net gain on the sale of $2.0 million. On May 28, 2024, we concluded the sale of the M/V Magic Horizon, sold pursuant to an agreement dated January 19, 2024 for cash consideration of $15.8 million. The sale resulted in net proceeds to the Company of $15.5 million and the Company recorded a net gain on the sale of $4.3 million. Please also refer to Note 7 to our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2024. On April 18, 2023, we concluded the sale of the M/V Magic Rainbow which we sold, pursuant to an agreement dated March 13, 2023, for cash consideration of $12.6 million. The sale resulted in net proceeds to the Company of $11.4 million and the Company recorded a net gain on the sale of $3.1 million. On July 20, 2023, we concluded the sale of the M/V Magic Twilight, sold pursuant to an agreement dated June 2, 2023 for cash consideration of $17.5 million. The sale resulted in net proceeds to the Company of $16.6 million and the Company recorded a net gain on the sale of $3.15 million.

Gain from a claim – On May 28, 2024, the Company collected the amount of $1,411,356 (including the deposit amount of $1,395,000 and gross interest earned on the deposit) in connection with a claim related to the M/V Magic Moon. Following the provisions of ASC 450-30-25-1, the Company has recorded this gain in its financial statements for the nine-month period ended September 30, 2024. Please also refer to Note 12 to our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2024.

Interest and finance costs, net – Interest and finance costs, net, amounted to $(0.8) million in the nine months ended September 30, 2024, whereas in the same period of 2023, they amounted to $6.6 million. The decrease by $7.4 million is mainly due to the decrease in our weighted average indebtedness from $123.6 million in the nine months ended September 30, 2023 to $64.6 million in the nine months ended September 30, 2024 as well as an increase in interest we earned from time and cash deposits due to increased interest rates and cash balances, and partially offset by an increase in the weighted average interest rate on our debt from 8.4% in the nine months ended September 30, 2023, to 8.7% in the nine months ended September 30, 2024.

Other (expenses) / income – Other income in the nine months ended September 30, 2024 amounted to $18.9 million and mainly includes (i) a gain of $13.2 million from our investments in listed equity securities, (ii) dividend income on equity securities of $4.7 million and (iii) dividend income of $1.1 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (the “Toro Series A Preferred Shares”). Other expenses in the nine months ended September 30, 2023 amounted to $11.6 million, and mainly included (i) a loss of $13.5 million from our investments in listed equity securities, set off by (ii) dividend income on equity securities of $1.2 million and (iii) dividend income of $0.8 million from our investment in the Toro Series A Preferred Shares.

Segment Results of Operations

Nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023 — Dry Bulk Segment

(in U.S. Dollars)	Nine months ended September 30, 2023	Nine months ended September 30, 2024	Change- amount	Change %
Total vessel revenues	$60,508,493	$40,282,640	$20,225,853	33.4%
Expenses:
Voyage expenses (including commissions to related party)	(3,453,050)	(2,374,332)	1,078,718	31.2%
Vessel operating expenses	(27,742,577)	(16,599,751)	11,142,826	40.2%
Management fees to related parties	(4,932,525)	(2,966,813)	1,965,712	39.9%
Depreciation and amortization	(13,244,126)	(6,896,524)	6,347,602	47.9%
Gain on sale of vessels	6,278,454	19,292,613	13,014,159	207.3%
Gain from a claim	—	1,411,356	1,411,356	100.0%
Segment operating income(1)	$17,414,669	$32,149,189	$14,734,520	84.6%

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues – Total vessel revenues for our dry bulk fleet decreased to $40.3 million in the nine months ended September 30, 2024 from $60.5 million in the same period of 2023. The decrease was driven by the decrease in our Available Days from 5,221 days in the nine months ended September 30, 2023, to 2,898 days in the nine months ended September 30, 2024, following the sale of the (i) M/V Magic Rainbow on April 18, 2023, (ii) M/V Magic Twilight on July 20, 2023, (iii) M/V Magic Sun on November 14, 2023, (iv) M/V Magic Phoenix on November 27, 2023, (v) M/V Magic Argo on December 14, 2023, (vi) M/V Magic Moon on January 16, 2024, and (vii) M/V Magic Orion on March 22, 2024, (viii) M/V Magic Nova on March 11, 2024, (ix) M/V Magic Nebula on April 18, 2024, (x) M/V Magic Venus on May 10, 2024, (xi) M/V Magic Vela on May 23, 2024, and (xii) M/V Magic Horizon on May 28, 2024, as partially offset by the acquisition of M/V Magic Celeste on August 16, 2024. This decrease was partially offset by the increase in the prevailing charter rates of our dry bulk vessels. During the nine months ended September 30, 2024, our dry bulk fleet earned on average a Daily TCE Rate of $13,081 compared to an average Daily TCE Rate of $10,928 earned during the same period in 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses – Voyage expenses decreased to $2.4 million in the nine months ended September 30, 2024, from $3.5 million in the corresponding period of 2023. This decrease in voyage expenses is mainly associated with decreased bunkers consumption.

Vessel operating expenses – The decrease in operating expenses for our dry bulk fleet by $11.1 million, to $16.6 million in the nine months ended September 30, 2024, from $27.7 million in the same period of 2023, mainly reflects the decrease in Ownership Days due to the sale of the vessels mentioned above.

Management fees – Management fees in the nine months ended September 30, 2024, amounted to $3.0 million, whereas, in the same period of 2023, management fees totaled $4.9 million. This decrease in management fees is due to a decrease in the total number of Ownership Days following the sale of the dry bulk vessels mentioned above. This decrease was partially offset by the adjustments of management fees under the terms of the Amended and Restated Master Management Agreement (i) effected on July 1, 2023, from $925 per vessel per day to $986 per vessel per day and (ii) effected on July 1, 2024, from $986 per vessel per day to $1,017 per vessel per day.

Depreciation and amortization – Depreciation expenses for our dry bulk fleet in the nine months ended September 30, 2024 and 2023 amounted to $6.1 million and $11.7 million, respectively. The decrease reflects (i) the net decrease in the Ownership Days of our dry bulk segment days to 2,935 days in the nine months ended September 30, 2024, from 5,221 days in the same period in 2023, due to the sale and acquisition of vessels described above and (ii) the effect of classifying those vessels as “held for sale” on the date of the agreements for sale, as depreciation was not recorded during the period in which these vessels were classified as held for sale. Dry-dock and special survey amortization charges decreased to $0.8 million in the nine months ended September 30, 2024, from $1.5 million in the same period of 2023. This variation in dry-dock amortization charges primarily resulted from the decrease in aggregate amortization days to 690 days in the nine months ended September 30, 2024, from 1,710 days in the nine months ended September 30, 2023, mainly as a result of the sale of vessels mentioned above.

Gain on sale of vessels – Refer to discussion under ‘Consolidated Results of Operations- Gain on sale of vessels’ above for details on the sale of the M/V Magic Moon, M/V Magic Nova, M/V Magic Orion, M/V Magic Nebula, M/V Magic Venus, M/V Magic Vela and M/V Magic Horizon.

Gain from a claim – Refer to discussion under ‘Consolidated Results of Operations- Gain from a claim’.

Nine months ended September 30, 2024, as compared to nine months ended September 30, 2023 — Containership Segment
	Nine months ended September 30, 2023	Nine months ended September 30, 2024	Change - amount	Change %
Total vessel revenues	$10,643,491	$9,797,173	$846,318	8.0%
Expenses:
Voyage expenses (including commissions to related party)	(517,383)	(630,159)	112,776	21.8%
Vessel operating expenses	(4,075,428)	(3,264,385)	811,043	19.9%
Management fees to related parties	(516,274)	(571,457)	55,183	10.7%
Depreciation and amortization	(3,981,266)	(4,152,305)	171,039	4.3%
Segment operating income	$1,553,140	$1,178,867	$374,273	24.1%

Total vessel revenues – Total vessel revenues for our containership segment amounted to $9.8 million in the nine months ended September 30, 2024, as compared to $10.6 million in the same period of 2023. This decrease was driven by the decrease in prevailing charter rates of our container vessels. During the nine months ended September 30, 2024, our containerships earned an average Daily TCE Rate of $16,728 compared to an average Daily TCE Rate of $19,399 earned in the same period of 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned them, both of our containerships were engaged in period time charters.

Voyage expenses – Voyage expenses for our containership segment increased to $0.6 million in the nine months ended September 30, 2024, from $0.5 million in the same period of 2023, mainly reflecting the increase in port and other expenses, as offset by decreased brokerage commissions due to the decrease in vessel revenues in the nine months ended September 30, 2024 compared to the same period in 2023.

Vessel operating expenses – Operating expenses for our containership segment decreased to $3.3 million in the nine months ended September 30, 2024, from $4.1 million in the same period of 2023, mainly reflecting the decrease in repairs, spares and maintenance costs of our containership vessels.

Management fees – Management fees for our containership segment amounted to $0.6 million and $0.5 million in the nine months ended September 30, 2024, and in the same period of 2023, respectively, reflecting the adjustments of management fees under the terms of the Amended and Restated Master Management Agreement.

Depreciation and amortization – Depreciation expenses for our containership segment amounted to $3.8 million in both the nine months ended September 30, 2024, and 2023. Dry-dock amortization charges in the nine months ended September 30, 2024, and the same period of 2023 amounted to $0.3 million and $0.1 million, respectively. The increase by $0.1 million relates to the M/V Ariana A, which underwent its dry-dock and special survey from mid-April 2023 up to early May 2023.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from equity offerings, borrowings in debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in additional vessels or businesses and maintaining cash reserves to hedge against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

As of September 30, 2024, and December 31, 2023, we held cash and cash equivalents of $171.3 million and $111.4 million (which excludes $0.25 million and $9.5 million of cash restricted in each period, under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

As of September 30, 2024, we had $1.6 million of gross indebtedness outstanding under our debt agreements, which matures in the twelve-month period ending September 30, 2025. As of September 30, 2024, we were in compliance with all the financial and liquidity covenants contained in our debt agreement.

Working capital is equal to current assets minus current liabilities. As of September 30, 2024, we had a working capital surplus of $231.6 million as compared to a working capital surplus of $213.7 million as of December 31, 2023.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from September 30, 2024 will be sufficient to fund the operations of our Fleet, meet our working capital and capital expenditures requirements and service the principal and interest on our existing debt for that period.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series D Preferred Shares, when declared, and expenditures relating to the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new debt financing, if required.

As of September 30, 2024, we made capital expenditures of $25.6 million in connection with the acquisition of the M/V Magic Celeste and we have entered into two contracts for the acquisition of two vessels for which we have made advance deposits of $4.7 million. The contractual obligations related to the acquisition of these vessels are approximately $41.8 million, amounts that were settled during October 2024 upon the deliveries of these vessels to the Company. The acquisitions were financed with cash on hand. We did not have any further commitments for capital expenditures related to vessel acquisitions. Please also refer to Note 7 to our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2024.

Our Borrowing Activities

Please refer to Note 8 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of September 30, 2024.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the nine-month periods ended September 30, 2023, and 2024:

	Nine months ended September 30,
(in U.S. Dollars)	2023	2024
Net cash provided by operating activities from continuing operations	$11,170,691	$31,556,809
Net cash (used in) / provided by investing activities from continuing operations	(40,976,112)	106,988,144
Net cash provided by / (used in) financing activities from continuing operations	14,977,296	(87,918,785)
Net cash provided by operating activities from discontinued operations	20,409,041	—
Net cash used in investing activities from discontinued operations	(153,861)	—
Net cash used in financing activities from discontinued operations	(62,734,774)	—
Cash, cash equivalents and restricted cash at beginning of period	152,307,420	120,901,147
Cash, cash equivalents and restricted cash at end of period	$94,999,701	$171,527,315

Operating Activities (from continuing operations):

For the nine months ended September 30, 2024, net cash provided by operating activities of continuing operations amounted to $31.6 million, consisting of net income of $48.0 million, non-cash adjustments related to depreciation and amortization of $11.0 million, aggregate gain on sale of the vessels discussed above of $19.3 million, amortization and write off of deferred finance charges of $0.8 million, amortization of fair value of acquired charters of $0.3 million, straight line amortization of hire of $0.1 million, unrealized gain of $9.4 million from revaluing our investments in listed equity securities at period end market rates, a gain of $1.4 million from a claim, a realized gain on sale of equity securities of $3.6 million, payments related to dry-docking costs of $0.4 million and a net decrease of $5.7 million in working capital, which is mainly the result of decreases in (i) trade receivables by $2.4 million, (ii) inventories by $0.4 million, (iii) due from/to related parties by $5.3 million, (iv) prepaid expenses and other assets by $1.4 million, (v) accounts payable by $1.8 million, (vi) deferred revenue by $1.0 million and (vii) accrued liabilities by $1.0 million.

For the nine-month period ended September 30, 2023, net cash provided by operating activities amounted to $11.2 million, consisting of net loss of $3.7 million, non-cash adjustments related to depreciation and amortization of $17.2 million, aggregate gain on sale of the M/V Magic Rainbow and M/V Magic Twilight, of $6.3 million, amortization of deferred finance charges of $0.7 million, amortization of fair value of acquired charters of $1.8 million, unrealized loss of $13.5 million from revaluing our investments in listed equity securities at period end market rates, payments related to dry-docking costs of $1.8 million and a net increase of $10.3 million in working capital, which mainly derived from (i) decrease in accounts payable by $2.0 million, (ii) decrease in accrued liabilities by $1.6 million and (iii) increase in ‘Due from/to related parties’ by $5.6 million.

Investing Activities (from continuing operations):

For the nine months ended September 30, 2024, net cash provided by investing activities amounted to $107.0 million mainly reflecting the net cash inflow of $107.9 million of net proceeds from the sale of the vessels discussed above, net inflows of $28.0 million associated with the purchase and sale of equity securities and inflows of $1.4 million of proceeds from a claim associated with an unsuccessful sale of M/V Magic Moon, offset by the acquisition of the M/V Magic Celeste for $25.5 million and advances for the acquisition of the M/V Raphaela and M/V Magic Ariel amounting to $4.7 million. Please also refer to Notes 4, 7, 9, and 12 to our unaudited interim condensed consolidated financial statements included elsewhere in this report for a more detailed discussion.

For the nine-months ended September 30, 2023, net cash used in investing activities amounted to $41.0 million mainly reflecting the cash outflows of $72.0 million associated with the purchase and sale of equity securities and $0.2 million used for other capital expenditures relating to our Fleet, offset by the net proceeds from the sale of the M/V Magic Rainbow and M/V Magic Twilight of $28.0 million and the advance deposit of $3.2 million received relating to the sale of the M/V Magic Argo.

Financing Activities (from continuing operations):

For the nine months ended September 30, 2024, net cash used in financing activities amounted to $87.9 million, mainly relating to (i) $85.0 million consisting of period scheduled principal repayments under our existing secured credit facilities, early prepayments due to sale of vessels and voluntary prepayments, (ii) $1.9 million of dividends paid relating to Series D Preferred Shares and (iii) $1.1 million for the repurchase of warrants. Please also refer to Notes 4, 8 and 10 to our unaudited interim consolidated financial statements included elsewhere in this report for a more detailed discussion.

For the nine months ended September 30, 2023, net cash provided by financing activities amounted to $15.0 million, mainly relating to (i) $49.9 million of net proceeds following the issuance of Series D Preferred Shares, (ii) $2.7 million cash reimbursement from Toro relating to the Spin-Off expenses incurred by us on Toro’s behalf during 2022 and up to the completion of the Spin-Off and (iii) $0.6 million of net proceeds under our at-the-market common share offering program dated May 23, 2023, as offset by the $38.2 million of period scheduled principal repayments under our existing secured credit facilities and early prepayments due to the sale of vessels, as discussed in more detail in the 2023 Annual Report.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2023 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, included elsewhere in this report, “Item 18. Financial Statements” in our 2023 Annual Report and more precisely “Note 2. Significant Accounting Policies and Recent Accounting Pronouncements” of our consolidated financial statements included in our 2023 Annual Report.

APPENDIX A

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our Fleet to Total vessel revenues for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated (continuing operations)

	Nine-months ended September 30,	Nine-months ended September 30,
	2023	2024
Total vessel revenues	$71,151,984	$50,079,813
Voyage expenses -including commissions to related party	(3,970,433)	(3,004,491)
TCE revenues	$67,181,551	$47,075,322
Available Days	5,743	3,446
Daily TCE Rate	$11,698	$13,661

Reconciliation of Daily TCE Rate to Total vessel revenues — Dry Bulk Segment

	Nine-months ended September 30,	Nine-months ended September 30,
	2023	2024
Total vessel revenues	$60,508,493	$40,282,640
Voyage expenses - including commissions to related party	(3,453,050)	(2,374,332)
TCE revenues	$57,055,443	$37,908,308
Available Days	5,221	2,898
Daily TCE Rate	$10,928	$13,081

Reconciliation of Daily TCE Rate to Total vessel revenues — Containership Segment

	Nine-months ended September 30,	Nine-months ended September 30,
	2023	2024
Total vessel revenues	$10,643,491	$9,797,173
Voyage expenses - including commissions to related party	(517,383)	(630,159)
TCE revenues	$10,126,108	$9,167,014
Available Days	522	548
Daily TCE Rate	$19,399	$16,728